September 11, 2025

Suresh Guduru
Chief Executive Officer
Cartica Acquisition Corp
1345 Avenue of the Americas
11th Floor
New York, NY 10105

       Re: Cartica Acquisition Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed September 4, 2025
           File No. 001-41198
Dear Suresh Guduru:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Risk Factors, page 12

1. We note that you have removed your prior risk factor regarding the risks associated with a review by the Committee on Foreign Investment in the United States (CFIUS).
       Please revise to include this risk factor in your proxy statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 11, 2025
Page 2

       Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Megan Bumb, Esq.